

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2023

Axel Bolte
President and Chief Executive Officer
Inozyme Pharma, Inc.
321 Summer Street, Suite 400
Boston, MA 02210

> **Re: Inozyme Pharma, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Filed March 22, 2023**
> **File No. 001-39397**

Dear Axel Bolte:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Life Sciences